FORM 27

THE SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1.   **Reporting Issuer**

NCE PETROFUND, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Suite 2850, P.O. Box 104, Toronto, Ontario, M5X 1A1.

Item 2.   **Date of Material Change**

April 14th, 2003.

Item 3.   **Press Release**

The Press Release was sent on April 14th, 2003 through CCN Matthews -- Toronto, Ontario.

Item 4.   **Summary of Material Change**

For further information, attached hereto is a copy of the Press Release.

Item 5.   **Full Description of Material Change**

For further information, attached hereto is a copy of the Press Release.

Item 6.   **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7.   **Omitted Information**

No information has been omitted in respect to the material change.

Item 8.   **Senior Officer**

Mr. John Vooglaid, Vice-President, Finance and Secretary Trasurer, [416] 364-8788.

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 21st, day of April, 2003.

NCE PETROFUND

_____

John Vooglaid,
Vice-President, Finance
and Secretary-Treasurer.



NCE PETROFUND

The Exchange Tower
130 King Street West
Suite 2850, P.O. Box 104
Toronto, Ontario M5X 1A4
Telephone: (416) 364-8788
Fax: (416) 364-5615

News Release

April 14, 2003

NCE Petrofund (TSX: NCF.UN; AMEX: NCN) Enters Into Agreement to Purchase $66 Million of Oil & Gas Properties

Calgary	NCE Petrofund Corp. is pleased to announce that it has entered into an agreement to purchase a diverse group of oil and gas producing properties. The purchase price for the property package is $66 million, subject to adjustment. The properties are located in all three western provinces.
Production details	The production details of the properties are: • The established reserves are approximately 25% gas and production is approximately 42% gas. • Proven producing reserves account for approximately 73% of the total value and proven reserves account for approximately 81% of the total value. • The acquired properties contain a large percentage of unit production. • Current production net to the acquired interest is approximately 2,300 barrels of oil equivalent per day (boepd) at a conversion rate of 6 mcf per bbl. • Approximately 40% of the properties are operated. • The properties generated an annualized cash flow of $14 million during 2002. • Net Established (proven plus 50% probable) reserves are estimated to be 9.7 million boe (barrels of oil equivalent) according to independent engineering estimates performed by Gilbert Laustsen Jung.
Reserves replacement	Based on these reserves estimates, this acquisition is expected to replace approximately 100% of Petrofund's base 2003 annual production. The purchase is accretive to distributable cash flow, production per unit, reserves per unit and reserve life index (RLI).
Purchase closing	The purchase is effective March 1, 2003 and is expected to close in late May.
Reserve summary	The following table is the reserve summary of the property purchase.

	Oil (mbbl)	Gas (mmcf)	NGL (mbbl)	BOE (mbbl)
Proved Producing	3,667	11,689	226	5,841
Total Proved	5,195	11,948	231	7,417
Proved + Probable	9,034	15,906	379	12,064
Established	7,115	13,927	305	9,741

Continued over page



The Exchange Tower
130 King Street West
Suite 2850, P.O. Box 104
Toronto, Ontario M5X 1A4
Telephone: (416) 364-8788
Fax: (416) 364-5615

NCE PETROFUND

NCE Petrofund to Purchase Oil & Gas Properties, continued page 2

Economic indicators

The economic indicators for the purchase are as follows:

Reserves Purchase Price:	$6.78 per boe
Production Purchase Price:	$28,700 per boepd
Cash flow multiple (2002):	3.7 times
Reserve Life Index:	11.6 years

Terms and conditions

The acquisition is subject to certain terms and conditions including the execution of a mutually agreeable Purchase & Sale Agreement and the completion of environmental and title review. Approximately 40% of the assets are subject to first rights of refusal. It is expected that the purchase will be financed through Petrofund's existing credit facility and other short-term financing.

NCE Petrofund

NCE Petrofund is a royalty trust that acquires and manages producing oil and gas properties in Western Canada. The Trust derives its income from these properties and distributes the resulting cash flow to unitholders on a monthly basis. NCE Petrofund was founded in 1988 and was one of the first oil and gas royalty trusts in Canada. It trades on the Toronto Stock Exchange under the symbol NCF.UN. It trades on the American Stock Exchange under the symbol NCN.

Disclaimer

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy NCE Petrofund trust units in the United States, or any province or territory of Canada, nor shall there be any sale of NCE Petrofund trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward looking statements

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. NCE Petrofund cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what NCE Petrofund currently foresees. Discussion of the various factors that may affect future results is contained in NCE Petrofund's recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Contact information

For Investor Services, please call (416) 364-9297 or 1-888-739-4623

For further information, please contact Chris Dutcher at (403) 218-8625

e-mail: info@nceresources.com   website: www.nceresources.com